Exhibit 99.1

Press Release

Brussels – 18 March 2022—10:00pm CET

Anheuser-Busch InBev Files its Annual Report on Form 20-F for the Year Ended 31 December 2021

18 March 2022 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev” or the “Company”) today filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The Form 20-F can be downloaded from the Company’s website (www.ab-inbev.com) under the heading Investors / Results Center / Latest SEC Filings or from the SEC’s website (www.sec.gov) as of 18 March 2022.

Printed copies of the complete audited financial statements contained in the Form 20-F can be requested free of charge from Issuer Direct Corp, The Investor Network, 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560 (AB-InBevReports@issuerdirect.com), +1-888-301-2501.

Anheuser-Busch InBev Contacts

Investors	Media
Shaun Fullalove	Kate Laverge
Tel: +1 212 573 9287	Tel: +1 917 940 7421
E-mail: shaun.fullalove@ab-inbev.com	E-mail: kate.laverge@ab-inbev.com

Maria Glukhova	Ana Zenatti
Tel: +32 16 276 888	Tel: +1 646 249 5440
E-mail: maria.glukhova@ab-inbev.com	E-mail: ana.zenatti@ab-inbev.com

Cyrus Nentin
Tel: +1 646 746 9673
E-mail: cyrus.nentin@ab-inbev.com

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169,000 colleagues based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion USD (excluding JVs and associates).

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